

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2016

B.P. Allaire
Chief Executive Officer
Foothills Exploration, Inc.
633 17th St., Suite 1700-A
Denver, CO 80202

      Re: **Foothills Exploration, Inc. (f/k/a Key Link Assets Corp.)**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed March 17, 2016
            File No. 333-190836

Dear Mr. Allaire:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Jennifer Thompson

                           Jennifer Thompson
                           Accounting Branch Chief
                           Office of Consumer Products